January 16, 2006

LETTER TO SHAREHOLDERS

Dear Shareholder:

The second quarter of 2006 has been challenging, mixed with the difficult results of our Phase III clinical trial of Virulizin® and the subsequent corporate restructuring and the very exciting data from our GTI-2040 Phase II clinical trials supported by the National Cancer Institute (NCI).  Although it has been a trying quarter, Lorus has emerged with what continues to be a diversified product pipeline with seven Phase II clinical trials underway and a strong preclinical program.

On October 18, 2005 Lorus reported that the data from our Virulizin® Phase III clinical trial treating patients with metastatic pancreatic cancer did not reach statistical significance in terms of median overall survival times.  The data did show promising statistical trends in certain patient populations which we continue to evaluate.

In early December we were pleased to announce that investigators of the clinical trial of GTI-2040 in acute myeloid leukemia (AML) presented their positive findings at the American Society of Hematology Annual Meeting in Atlanta, Georgia. This study is being sponsored by the Cancer Therapy Evaluation Program (CTEP) of the National Cancer Institute under a Clinical Trials Agreement between CTEP and Lorus.

Dr. Rebecca Klisovic and the principal investigator, Dr. Guido Marcucci, of the Division of Hematology and Oncology and Comprehensive Cancer Center at Ohio State University, conducted the clinical trial of GTI-2040 combined with cytarabine in patients with recurrent or refractory AML. These patients have few remaining treatment options and without novel therapies are candidates for bone marrow transplants. The clinical trial data presented showed complete responses in 44 per cent of patients 60 years of age or younger. Patients in this trial had either failed to respond to prior therapy or had rapidly relapsed. Such patients usually have a very low expectation of complete response of approximately 10 to 20 per cent on salvage therapies such as high-dose cytarabine.  Another very important finding was that complete responses in the clinical trial directly correlated with down regulation of the R2 intracellular target of GTI-2040, and this was statistically significant with a P value <0.05. In addition, GTI-2040 was well tolerated when combined with high-dose cytarabine. Toxicities for the combination were comparable to those expected for cytarabine alone and were non dose-limiting.

During the quarter Lorus announced the publication of interim results of the clinical trial of GTI-2040 in combination with docetaxel and prednisone in patients with hormone refractory prostate cancer (HRPC).  The publication reports that in patients evaluable for prostate-specific antigen (PSA) there were seven PSA responses (reductions of greater than 50%), seven disease stabilizations and one disease progression on this regimen of antisense therapy targeting the R2 component of ribonucleotide reductase combined with docetaxel and prednisone. One patient was inevaluable and eight were not yet assessed. PSA is overproduced in prostate cancer cells and is commonly used to assess disease progression and response.  Median survival in HRPC is a dismal 18 months despite initial responses to chemotherapy, so there is a need for novel combination therapies.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following information prepared as at January 16, 2006 should be read in conjunction with the unaudited consolidated financial statements and notes prepared in accordance with Canadian generally accepted accounting principles (GAAP) in this quarterly report and should also be read in conjunction with the audited consolidated financial statements and notes and management’s discussion and analysis contained in the Company’s annual report for the year ended May 31, 2005. All amounts are expressed in Canadian dollars unless otherwise noted.

Overview of the Business

Lorus is a Canadian biotechnology company, traded on both the TSX (LOR) and AMEX (LRP), focused on the discovery, research and development of well-tolerated therapies that manage cancer and promote improved quality of life.  We are currently operating several research programs in-house and have two products in clinical development with seven Phase II clinical trials underway.  We continue to analyze the data received from our Virulizin® Phase III clinical trial.

The lead drugs in our antisense portfolio, GTI-2040 and GTI-2501, continue to advance in the clinic.  There are currently six Phase II clinical trials with GTI-2040 sponsored by the NCI in six different indications underway, as well as a Phase II clinical trial with GTI-2501 for the treatment of prostate cancer.  We announced interesting data from two of our GTI-2040 clinical trials for the treatment of AML and HRPC during the quarter and anticipate further results from the various Phase II trials in calendar 2006.

During the year we have continued the successful development of our small molecule program, with the selection of a class of lead molecules.  Based on the results of preclinical studies two molecules from this class, ML-133 and LT-253, have been chosen as lead candidates for further development as novel anticancer drugs. The Lorus team is actively working on advancing its small molecule program at an accelerated pace, with the objective of moving a drug candidate into the clinic during calendar 2006.

We reported during the quarter that the data from our Virulizin® Phase III clinical trial treating patients with metastatic pancreatic cancer did not reach statistical significance in terms of median overall survival times.  However, the data did show promising statistical trends in certain patient populations.

In addition, Lorus continues to develop other novel, proprietary drug candidates including our tumor suppressor/gene therapy and low molecular weight compounds.

Results of Operations

Research and Development

Research and development expenses for the three-month period ended November 30, 2005 decreased to $2.6 million compared to $3.8 million for the same period last year.  For the six-month period ended November 30, 2005, research and development expenses decreased to $6.6 million compared to $8.9 million for the same period last year.  The decrease in research and development activities relates primarily to lower anticipated clinical trial costs for the now complete Phase III trial of Virulizin® in comparison to the prior year when the trial was fully enrolled and underway.

General and Administrative

General and administrative expenses for the three-month period ended November 30, 2005 increased to $1.6 million compared with $1.3 million in the same period last year.  General and administrative expenses for the six-month period ended November 30, 2005 increased to $2.7 million compared with $2.4 million in the same period last year.  The increase in general and administrative expense is due to severance costs of $468,000 resulting from corporate changes in November 2005 offset by lower payroll and operating costs subsequent to the changes.

Stock-Based Compensation

Stock-based compensation expense decreased to $414,000 for the three-month period ended November 30, 2005 compared with $650,000 for the same period last year and $705,000 for the six-month period

ended November 30, 2005 compared with $861,000 for the six-month period ended November 30, 2004.   The decrease in stock-based compensation expense for the three-month period is the result of a stock option amendment in 2004 which extended the contractual life of all options outstanding from five to ten years which resulted in a incremental charge of $208,000.  In addition during the three month period ended November 30, 2005, there was a change in estimate related to some of the stock options with contingent vesting criteria leading to a reduction in expense of $78,000 during the quarter.  These decreases were offset by a higher number of options issued in fiscal 2006 compared with fiscal 2005.  For the six-month period the decrease in expense related to the option amendment and the reversal of expense related to the stock options with contingent vesting criteria discussed above is offset by a higher number of options issued year to date in comparison with the prior year.

Interest and Accretion Expense

We recognized non-cash interest expense of $209,000 for the three-month period ended November 30, 2005 compared with $39,000 in the prior period and $407,000 for the six-month period ended November 30, 2005 compared with $39,000 in the same period last year representing interest at a rate of prime +1% on our $15.0 million convertible debentures.  The increase in expense over the prior period is related to the convertible debentures being issued in October of 2004 compared with an entire 6 months of interest in the current period.  The interest accrued on the debenture during the quarter was paid in common shares of the Company, a non-cash expense.

Accretion in the carrying value of the convertible debenture amounted to $180,000 for the three-month period ended November 30, 2005 and $366,000 for the six-month period ended November 30, 2005 compared with $58,000 for both the three and six-month periods ended November 30, 2004.  This accretion charge arises as under Canadian GAAP, the Company has allocated the proceeds from each tranche of the convertible debenture to the debt and equity instruments issued on a relative fair value basis resulting in the $15.0 million convertible debentures having an initial cumulative carrying value of $9.8 million as of their dates of issuance.

Subsequent to November 30, 2005, Lorus entered into an agreement for the early repayment of the convertible debentures contingent upon the successful completion of a tax-assisted financing arrangement described under Subsequent Event.  As such, the accretion of the debentures will be accelerated such that upon repayment the face value of the debentures will be $15.0 million.

Depreciation and Amortization

Depreciation and amortization expense for the three and six month periods ended November 30, 2005 was $130,000 and $260,000 respectively compared to $144,000 and $251,000 for the same periods in the prior year.

Amortization of Deferred Financing Charges

Amortization of deferred financing charges for the three and six month periods ended November 30, 2005 were $19,000 and $39,000 respectively compared to $19,000 and $19,000 for the same periods in the prior year.  Subsequent to November 30, 2005 Lorus entered into an agreement for the early repayment of the convertible debentures contingent upon the successful completion of a tax-assisted financing arrangement.  As such, any unamortized deferred financing charges will be expensed as part of the early extinguishment of the debentures.

Interest Income

Interest income for the three months ended November 30, 2005 was $95,000, compared with $136,000 for the second quarter last year. For the six months ended November 30, 2005, interest income was $210,000 compared to $281,000 for the same period last year.  The decrease is attributable to a lower cash and short-term investment balance during the first half of fiscal 2006.

Net Loss

Net loss for the three months ended November 30, 2005 totaled $5.1 million ($0.03 per share) compared to a loss of $5.9 million ($0.03 per share) for the same period last year. For the six-month period ended November 30, 2005, net loss totaled $10.8 million ($0.06 per share) compared to $12.2 million ($0.07 per share) for the comparable period last year.   The year to date decrease in net loss is due primarily to a reduction of $2.3 million in research and development expenses offset by higher general and administrative expense of $330,000 due to severance costs as well as higher interest expense of $368,000 and accretion expense of $308,000 associated with the convertible debenture issued in fiscal 2005.

Quarterly Financial Information (unaudited)

The selected financial information provided below is derived from the Company’s unaudited quarterly financial statements for each of the last eight quarters, all of which cover periods of three months.

(Amounts in 000’s except for per common share data)	Nov. 30, 2005	Aug. 31, 2005	May 31, 2005	Feb. 28, 2005	Nov. 30, 2004	Aug. 31, 2004	May 31, 2004	Feb. 28, 2004
Revenue	$ 6	$ 1	$ -	$ 3	$ 1	$ 2	$ 2	$ 2
Net loss	(5,102)	(5,742)	(4,598)	(5,274)	(5,945)	(6,245)	(7,973)	(8,159)
Basic and diluted
net loss per share	$ (0.03)	$ 0.03	$ (0.03)	$ (0.03)	$ (0.03)	$ (0.04)	$ (0.05)	$ (0.05)
Cash used in operating
activities	$(2,360)	$(4,809)	$(3,789)	$(4,106)	$(4,966)	$(5,860)	$(9,492)	$(6,264)

Corporate Changes

In November 2005, as a means to conserve cash and refocus operations, Lorus scaled back some activities related to the Virulizin® technology and implemented a workforce reduction of approximately 39% or 22 employees.  As a result we have recorded severance compensation expense for former employees of $557,000.  Of this expense $468,000 is presented in the income statement as general and administrative expense and $89,000 as research and development expense.  Accounts payable and accrued liabilities at November 30, 2005 include severance and compensation expense liabilities relating to the Company’s November 2005 corporate changes of $420,000 that will be paid out by December 2006.

In October 2005 the Company announced results from the Virulizin® Phase III clinical trial indicating that the trial did not reach statistical significance in terms of median overall survival times.  As a result in November 2005, the Company underwent corporate changes which reduced the workforce to 35 full time employees in order to conserve cash and facilitate the implementation of a new strategic direction. The Company believes that this restructuring results in a working capital position that is sufficient to fund the Company for more than the next twelve months including support of the six Phase II GTI-2040 ongoing clinical trials sponsored by the NCI, the Phase II GTI-2501 clinical trial supported by Lorus as well as the active development of our small molecule program.

Cash used in Operating Activities

Cash used in operating activities was $2.4 million for the three-month period ended November 30, 2005 compared to $5.0 million in the prior period.  For the six-month period ended November 30, 2005 cash used in operating activities totaled $7.2 million compared with $10.8 million in the prior period.  The decrease is primarily due to lower research and development expenditures during the quarter due to the close of our Virulizin® Phase III clinical trial in July 2005 as well as a higher accounts payable and accrued liabilities balance at November 30, 2005 offset by severance costs associated with the corporate changes announced during the quarter.

Liquidity and Capital Resources

Since its inception, Lorus has financed its operations and technology acquisitions primarily from equity and convertible debt financing, the exercise of warrants and stock options, and interest income on funds held for future investment. We expect to continue to finance the remaining costs of the Virulizin® Phase III clinical trial and the GTI-2501 Phase II clinical trial from internal resources until their anticipated completion.  The ongoing costs of the six GTI-2040 Phase II clinical trials will continue to be borne by the NCI in the United States with Lorus continuing to be responsible for any additional GTI-2040 manufacturing costs.  Lorus continues to have a sufficient supply of drug on hand to support the clinical trials currently underway.

As described under Subsequent Event below, Lorus has entered into binding term sheets to complete a tax assisted financing to raise net proceeds of $21.539 million before transaction costs and repay our convertible debenture of $15 million contingent upon the successful completion of a tax-assisted financing arrangement.  The completion of the transaction is subject to a number of conditions including regulatory approval, no requirement for shareholder approval, and the completion of legal documentation satisfactory to the parties and is expected to close on or before February 15, 2006.  The transaction will occur in two tranches, 50% upon close of the transaction and 50% on October 1, 2006.  The numbers presented below are estimates only and will be finalized upon the close of the transaction.

Resulting from the corporate changes during the quarter, the funding to be received from the tax assisted financing and the operational plan going forward, Lorus believes that our current cash and cash equivalents and short-term investments are sufficient to fund operations for more than the next twelve months.

Cash Position

At November 30, 2005 Lorus had cash and cash equivalents and short-term investments totaling $14.2 million compared to $21.5 million at May 31, 2005.  Working capital was ($0.4) million at November 30, 2005 compared to $18.5 million at May 31, 2005.  However, the convertible debenture of $10.6 million presented, as a current liability will only be repaid subject to the close of the tax assisted financing discussed in the subsequent event section.  Upon repayment of the convertible debenture it will be accreted to its face amount of $15 million and paid from the net proceeds of the $21.539 million (before transaction costs) received in the tax-assisted financing.

Contractual Obligations and Off-Balance Sheet Financing

At November 30, 2005, we had contractual obligations requiring annual payments as follows:

(Amounts in 000’s)
	Less than 1 year	1-3 years	4-5 years	5+ years	Total
Operating leases	136	171	--	--	307
Contract Research Organizations1	302	--	--	--	302
Convertible Debenture2	15,000	--	--	--	15,000
Total	15,438	171	--	--	15,609

1  Contract Research Organization expenditures relate to our Phase III Virulizin® clinical trial.

2  Please refer to the subsequent events note.  Lorus has agreed to repay the $15 million convertible debenture subsequent to the closing of a tax assisted financing to raise net proceeds of $21.539 million (before transaction costs).

Outlook

Until one of our drug candidates receives regulatory approval and is successfully commercialized, Lorus will continue to incur operating losses. The magnitude of these operating losses will be largely affected by the timing and scope of future research and development, clinical trials and other development activities related to the Company’s lead products, as well as any new initiatives. Finally, the duration of the operating losses will depend on the scientific results of such clinical trials.

Risks and Uncertainties

Please refer to the MD&A included in our 2005 Annual Report for a complete discussion of risks and uncertainties.

Some of the most immediate risks and uncertainties facing us in the next fiscal year include:

▪

Future sales of our common shares by us or by our existing shareholders could cause our share price to fall.

▪

We have a history of operating losses. We expect to incur additional losses and we may never achieve or maintain profitability.

▪

We may never develop any commercial drugs or other products that generate revenues.

▪

We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.

▪

We may violate one or more of the operational covenants related to our convertible debentures that could result in an event of default and the requirement for early payment of our convertible debentures.

▪

Our cash flow may not be sufficient to cover interest payments on the secured convertible debentures or to repay the debentures upon maturity or in the event of default.

▪

Our share price has been and may continue to be volatile and an investment in our common shares could suffer a decline in value.

▪

Additional equity financing or other share issuances by us could adversely affect the market price of our common shares.

Critical Accounting Policies and Estimates

Our accounting policies are in accordance with Canadian GAAP including some which require management to make assumptions and estimates that could significantly affect the results of operations and financial position.  The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results are disclosed in the MD&A section of our 2005 Annual Report.  As well, our significant accounting policies are disclosed in Note 2, Significant

Accounting Policies, of the notes to our audited consolidated financial statements for the fiscal year ended

May 31, 2005.

Changes in Accounting Policies and Accounting Estimates

Variable Interest Entities

Effective June 1, 2005, we adopted the recommendations of CICA Handbook Accounting Guideline 15 (AcG-15), Consolidation of Variable Interest Entities, effective for fiscal years beginning on or after November 1, 2004. Variable interest entities (VIE’s) refer to those entities that are subject to control on a basis other than ownership of voting interests.  AcG-15 provides guidance for identifying VIE’s and criteria for determining which entity, if any, should consolidate them.

We have determined that adoption of AcG-15 does not have an effect on our financial position, results of operations or cash flows in the current period or the prior period presented.

Financial Instruments - Disclosure and Presentation

Effective June 1, 2005, we adopted the amended recommendations of CICA Handbook Section 3860,Financial Instruments - Disclosure and Presentation, effective for fiscal years beginning on or after November 1, 2004.  Section 3860 requires that certain obligations that may be settled at the issuer’s option in cash or the equivalent value by a variable number of the issuer’s own equity instruments be presented as a liability.

We have determined that adoption of the amendments to Section 3860 does not have an effect on our financial position, results of operations or cash flows in the current period or the prior period presented.

Accounting for Convertible Debt Instruments

On October 17, 2005 the CICA issued EIC 158 Accounting for Convertible Debt Instruments applicable to convertible debt instruments issued subsequent to the date of the EIC.  EIC 158 discusses the accounting treatment of convertible debentures in which upon conversion, the issuer is either required or has the option to satisfy all or part of the obligation in cash.  The EIC discusses various accounting issues related to this type of convertible debt.

Lorus has determined that there is no impact on the financial statements resulting from the adoption of EIC 158 either in the current period or the prior period presented.

New Accounting Standards Issued and Not Adopted

Section 1530, Comprehensive Income Section 1530 establishes standards for reporting and display of comprehensive income. It does not address issues of recognition or measurement for comprehensive income and its components.

Section 3855, Financial Instruments – Recognition and Measurement – Section 3855 establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used to determine when a financial liability is considered to be extinguished.

Section 3865, Hedges – Section 3865 establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional.

Section 3831, Non-Monetary Transactions – In June 2005, the CICA released a new Handbook Section 3831, Non-monetary Transactions, effective for fiscal periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity.

These four Sections are effective for fiscal years beginning on or after October 1, 2006.  An entity adopting these Sections for a fiscal year beginning before October 1, 2006 must adopt all the Sections simultaneously.

We have not yet determined the impact, if any, of the adoption of these standards on our results from operations or financial position.

Updated Share Information

As at December 31, 2005, the number of issued and outstanding common shares of the Company was 173,595,127.  In addition, there were 3,000,000 warrants to purchase 3,000,000 common shares of the Company and 11,052,598 stock options outstanding can be exercised into an equal number of common shares. The convertible debentures are convertible into 15,000,000 common shares of the Company.

Subsequent Event

Subsequent to November 30, 2005, Lorus signed a term sheet to complete a tax assisted financing as part of its participation in an investment fund program, managed by Biotechnology Management Corporation (the “Manager”), a wholly owned subsidiary of Caithness Financial Services Corporation, a third party.

The completion of the transaction is subject to a number of conditions including regulatory approval, no requirement for shareholder approval, and the completion of legal documentation satisfactory to the parties and is expected to close on or about February 15, 2006.  The transaction will occur in two tranches, 50% upon close of the transaction and 50% on October 1, 2006.  The numbers presented below are estimates only and will be finalized upon the close of the transaction.

Pursuant to the transaction, Lorus intends to license certain patents relating to product candidates, Virulizin®, GTI-2040 and GTI-2501 (the Technology) as part of the transfer of the Technology businesses (the Business) to PHBLP XLIV Limited Partnership (the Operating Partnership) for an aggregate purchase price of $150,000,000 and additionally will receive support payments of approximately $10,477,000.  The Operating Partnership capital includes Class A limited partnership units (Class A Units) in the amount of $104,227,000 which are held by JBX Limited Partnership (JBX) and Class B limited partnership units in the Operating Partnership in the amount of $56,250,000 which will be held by the Company.

As part of the transaction, the Company will utilize $82,688,000 of the proceeds to subscribe for Special Shares of the Manager in order to collateralize the Company’s obligation to both support the on-going commercialization activities of the Operating Partnership and to continue with its scientific research and development activities. It is anticipated that the Company will realize net cash proceeds of $21,539,000 before transaction costs from the transaction.

The principal assets to be transferred will be an exclusive license of certain intellectual property rights for the commercialization of the Technologies.  Lorus will be the general partner of the Operating Partnership. The Erin Mills Development Corporation will control JBX Limited Partnership.

In addition to asset purchase and licensing agreements referred to above, the Company will enter into the following agreements:

•

Pursuant to a Support Agreement, Lorus will agree to provide the Operating Partnership with the necessary employees and support for the Operating Partnership to carry on the Technology business.

•

Pursuant to a Participation Fee Agreement between Lorus and the Manager, Lorus will pay the Manager a fee of 10 million warrants with an exercise price of $0.45 per common share of Lorus and a three-year life in connection the transaction.

•

A Call Option Agreement between JBX and Lorus will give Lorus the right to purchase all, but not less than all, of the outstanding Class A units of the Operating Partnership (“Call Option”), at a date no later than June 30, 2009 (“Call Date”), by giving notice to JBX between October 1, 2007 and March 31, 2009. The purchase price for the Class A Units (“Option Price”) will be equal to the fair market value of the Class A Units (“Appraised Value”) on the Call Date, as

determined by an independent valuator, subject to a minimum amount of $82,688,000 (“Minimum Price”).  As payment for the Option Price, Lorus shall issue a promissory note in the amount of the Minimum Price and issue common shares (“Lorus Shares”) to JBX. The number of Lorus Shares to be issued will be dependent on the Appraised Value: if the Appraised Value of the Class A Units is greater than or equal to $93,750,000, Lorus will issue 28,718,666 Lorus Shares; if the Appraised Value of the Class A Units is less than $93,750,000 but more than $82,688,000, Lorus will issue 25,846,799 Lorus Shares.

•

A Liquidity Agreement to be entered into between Lorus, the Operating Partnership and JBX which will provide JBX, after March 31, 2009, a mechanism to cause the Operating Partnership to sell the assets at fair market value (subject to the right of Lorus to match any third party offers), or to otherwise refinance the Class A Units.

Upon exercising Lorus’ rights under the Call Option Agreement Lorus would acquire 100% of the Class A Units, and will thus own 100% of the outstanding Class A and Class B partnership units of the Operating Partnership, thereby reacquiring 100% of the legal title to the Technology.

Lorus will continue to have the ability to provide a sub-license to the technology to any potential partners with the sub-license converting to a full license upon Lorus re-acquiring the technology.

Lorus expects that the transfer of the Technology will not be accounted for as a sale in the consolidated financial statements as Lorus is required to consolidate entities where it is and will be the principal beneficiary of the operation of the Business.  As a result of its investment in and relationship with the Operating Partnership, Lorus is in a position to benefit from the majority of the expected residual returns or risks being exposed to the majority of the expected losses. Accordingly, Lorus will not recognize a gain on the transfer of assets (if applicable), or recognize the investment in Special Shares of the Manager, or the Class B limited partnership units in these consolidated financial statements.  The financial position and results of operations of the Operating Partnership will be consolidated with those of Lorus.

Lorus anticipates that upon the closing of the transaction, the proceeds of the cash received from the transaction will consist of two components: i) a deposit against the future issuance of up to 32,308,500 common shares of the Company pursuant to the Call Option Agreement which will be recorded in shareholders equity and ii) proceeds related to the realization of previously unrecorded income tax losses.

The accounting treatment of the transaction will be finalized subsequent to the close of the transaction.

In addition, Lorus has agreed with the convertible debenture holder TEMIC to repay early the $15 million convertible debenture currently outstanding.  From the gross proceeds of $21.539 million raised through the tax-assisted financing described above and in note 7 (a) of the consolidated unaudited interim financial statements, Lorus will pay $15 million to TEMIC to repay the debenture.  TEMIC has agreed to cancel the 3 million warrants exercisable at $1.00 per common share of Lorus issued upon entering into the convertible debenture agreement.  The repayment of the debentures will be consistent with the terms of the tax-assisted financing transaction; $7.5 million will be repaid upon the close of the transaction and $7.5 million on October 1, 2006.

The early repayment of the convertible debenture will be charges of approximately $4.4 million in accretion expense and $529,000 in deferred financing charges.  The cancellation of the 3 million warrants will result in an increase in contributed surplus of $991,000 and a decrease in warrants of $991,000.